                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                        PENN TREATY AMERICAN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    707874103
                                 (CUSIP Number)

                               Michael J. Gibbons
                             Chief Financial Officer
                                WL Ross & Co. LLC
                        101 East 52nd Street, 19th Floor
                               New York, NY 10022
                                 (212) 826-2042

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 707874103                                           PAGE 2 OF 11 PAGES


1       NAME OF REPORTING PERSON                  WL Ross & Co. LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*                          OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

  NUMBER OF      7      SOLE VOTING POWER        0

   SHARES

BENEFICIALLY     8      SHARED VOTING POWER      10,698,286

  OWNED BY

    EACH         9      SOLE DISPOSITIVE POWER   0

 REPORTING

PERSON WITH     10      SHARED DISPOSITIVE POWER 10,698,286


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      10,698,286

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          34.95%

14      TYPE OF REPORTING PERSON*                                   OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 707874103                                           PAGE 3 OF 11 PAGES



1       NAME OF REPORTING PERSON                  WLR Recovery Fund II, L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                          WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

  NUMBER OF      7      SOLE VOTING POWER         0

   SHARES

BENEFICIALLY     8      SHARED VOTING POWER       10,698,286

  OWNED BY

    EACH         9      SOLE DISPOSITIVE POWER    0

 REPORTING

PERSON WITH     10      SHARED DISPOSITIVE POWER  10,698,286


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      10,698,286

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          34.95%

14      TYPE OF REPORTING PERSON*                                   PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 707874103                                           PAGE 4 OF 11 PAGES



1       NAME OF REPORTING PERSON                  WLR Recovery Associates II LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                          OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

  NUMBER OF      7      SOLE VOTING POWER         0

   SHARES

BENEFICIALLY     8      SHARED VOTING POWER       10,698,286

  OWNED BY

    EACH         9      SOLE DISPOSITIVE POWER    0

 REPORTING

PERSON WITH     10      SHARED DISPOSITIVE POWER  10,698,286


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      10,698,286

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          34.95%

14      TYPE OF REPORTING PERSON*                                   OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 707874103                                           PAGE 5 OF 11 PAGES



1       NAME OF REPORTING PERSON                  Wilbur L. Ross, Jr.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                          OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION      United States

  NUMBER OF      7      SOLE VOTING POWER         0

   SHARES

BENEFICIALLY     8      SHARED VOTING POWER       10,698,286

  OWNED BY

    EACH         9      SOLE DISPOSITIVE POWER    0

 REPORTING

PERSON WITH     10      SHARED DISPOSITIVE POWER  10,698,286


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      10,698,286

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          34.95%

14      TYPE OF REPORTING PERSON*                                   IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the shares of Common Stock, $.10 par value per share (the "Shares"), of Penn Treaty American Corporation, a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3440 Lehigh Street, Allentown, Pennsylvania 18103.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by WLR Recovery Fund II, L.P., ("WLR II LP"), WLR Recovery Associates II LLC ("WLR II LLC"), WL Ross & Co. LLC, ("WL Ross") and Wilbur Ross ("Ross" and together with WLR II LP, WLR II LLC and WL Ross, the "Reporting Persons").

WLR II LP is a limited partnership organized under to the laws of the State of Delaware. Its principal business is investing. The sole general partner of WLR II LP is WLR II LLC. The principal business address of WLR II LP is 101 East 52nd Street, 19th Floor, New York, NY 10022.

WLR II LLC is a limited liability company organized under the laws of the State of Delaware. Its principal business is serving as the general partner of WLR II LP. Ross is the sole managing member of WLR II LLC. The principal business address of WLR II LLC is 101 East 52nd Street, 19th Floor, New York, NY 10022.

WL Ross is a limited liability company organized under the laws of the State of Delaware. Its principal business is investment management. Under the terms of a management agreement, WL Ross manages the investments of WLR II LP. Ross owns approximately 99% of the equity interests of WL Ross and serves as its Chairman and Chief Executive Officer. The principal business address of WL Ross is 101 East 52nd Street, 19th Floor, New York, NY 10022.

Ross is a citizen of the United States of America. His principal business address is 101 East 52nd Street, 19th Floor, New York, NY 10022. The present principal occupation of Ross is Chairman and CEO of WL Ross, a private equity firm whose principal business address is listed above.

During the last five years, none of the entities or persons identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the entities or persons identified in this
Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In October 2002, WLR II LP exchanged $9,722,000 of the Issuer's 6-1/4% Notes Due 2003 (the "2003 Notes") held by WLR II LP for $9,722,000 of the Issuer's Notes Due 2008 (the "Existing 2008 Notes"). The Existing 2008 Notes were initially convertible into shares of the Common Stock at a conversion price of $4.50 per share.

On February 12, 2003, WLR II LP purchased $10 million of the Issuer's 6-1/4% Notes Due 2008 (the "New Notes"). The New Notes are convertible into shares of the Common Stock at a conversion price of $1.75 per share upon the earlier of May 27, 2003 or the date on which the Issuer's shareholders approve an increase in the Issuer's authorized number of shares of Common Stock sufficient to cover the conversion of the Existing 2008 Notes and the New Notes, which occurred on March 28, 2003.

In connection with the offering of the New Notes, the Issuer has amended the indenture under which the Existing 2008 Notes were issued to, among other things, reduce the conversion price of the Existing 2008 Notes from $4.50 per share to $1.75 per share. The beneficial ownership of the Reporting Persons in this Schedule 13D reflects a conversion price of $1.75 per share for all of the issuer's notes held by the Reporting Persons.

The source of funds for the acquisition of the both the Existing 2008 Notes and the New Notes was the working capital of WLR II LP, which was in turn obtained from the limited partners of WLR II LP. WLR II LP was not formed specifically to invest in the securities of the Issuer. None of the funds used to purchase the securities were borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities for investment purposes. Subject to compliance with applicable law, and depending on general market and economic conditions affecting the Issuer and the Reporting Persons' views of the prospects for the Issuer and other relevant factors, the Reporting Persons may purchase additional Shares, or dispose of some or all of the Shares from time to time in open market transactions, private transactions or otherwise.

Except as set forth herein, the Reporting Persons have no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Ownership percentages are based on 19,907,737 shares of Common Stock reported to be outstanding as of March 31, 2003, as reflected in the Issuer's quarterly report on Form 10-K filed on April 4, 2003. For each of the Reporting Persons, beneficial ownership of 10,698,286 shares represents the total number of shares of Common Stock issuable upon conversion of the issuer's convertible subordinated notes held by WLR II LP. The notes were acquired in two transactions with the Issuer and are convertible into Common Stock of the Issuer at a price of $1.75 per share. Of those shares, 5,714,286 shares were not able to be acquired until March 28, 2003, the date on which the Issuer's shareholders approved an increase in the authorized number of shares of Common Stock in an amount sufficient to cover the conversion of all of the Notes.

      (I)   WLR II LP

      (a)   Amount beneficially owned:                                          10,698,286
      (b)   Percent of Class:                                                        34.95%
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:                                 0
            (ii)  Shared power to vote or to direct the vote:                   10,698,286
            (iii) Sole power to dispose or direct the disposition of:                    0
            (iv)  Shared power to dispose or to direct the disposition of:      10,698,286

      (II)  WLR II LLC

      (a)   Amount beneficially owned:                                          10,698,286
      (b)   Percent of Class:                                                       34.95%
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:                                 0
            (ii)  Shared power to vote or to direct the vote:                   10,698,286
            (iii) Sole power to dispose or direct the disposition of:                    0
            (iv)  Shared power to dispose or to direct the disposition of:      10,698,286


      (III) WL Ross

      (a)   Amount beneficially owned:                                          10,698,286
      (b)   Percent of Class:                                                       34.95%
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:                                 0
            (ii)  Shared power to vote or to direct the vote:                   10,698,286
            (iii) Sole power to dispose or direct the disposition of:                    0
            (iv)  Shared power to dispose or to direct the disposition of:      10,698,286


      (IV)  Ross

      (a)   Amount beneficially owned:                                          10,698,286
      (b)   Percent of Class:                                                       34.95%
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:                                 0
            (ii)  Shared power to vote or to direct the vote:                   10,698,286
            (iii) Sole power to dispose or direct the disposition of:                    0
            (iv)  Shared power to dispose or to direct the disposition of:      10,698,286

(c) Except as set forth herein, the Reporting Persons have not engaged in any transaction during the past 60 days in any securities of the Issuer.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.    Joint Filing Agreement among the Reporting Persons, dated April 7, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2003

                                    WLR RECOVERY FUND II, L.P.

                                           By:   WLR Recovery Associates II LLC,
                                                 its General Partner

                                                 By:  /s/ Wilbur L. Ross, Jr.
                                                      -----------------------
                                                      Wilbur L. Ross, Jr.
                                                      Its Managing Member

                                    WLR RECOVERY ASSOCIATES II, LLC

                                           By:/s/ Wilbur L. Ross, Jr.
                                              -----------------------
                                                 Wilbur L. Ross, Jr.
                                                 Its Managing Member

                                    WL ROSS & CO. LLC

                                           By:  /s/ Wilbur L. Ross, Jr.
                                                -----------------------
                                                 Wilbur L. Ross, Jr.
                                                 Its Managing Member

                                    /s/ Wilbur L. Ross, Jr.
                                    -----------------------
                                    Wilbur L. Ross, Jr.

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D and any further amendments hereto need be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Penn Treaty American Corporation.

      This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument

      EXECUTED this 7th day of April, 2003

                                    WLR RECOVERY FUND, II L.P.

                                           By:   WLR Recovery Associates II LLC,
                                                 its General Partner

                                                 By:  /s/ Wilbur L. Ross, Jr.
                                                      -----------------------
                                                      Wilbur L. Ross, Jr.
                                                      Its Managing Member

                                    WLR RECOVERY ASSOCIATES II, LLC

                                           By:  /s/ Wilbur L. Ross, Jr.
                                                -----------------------
                                                 Wilbur L. Ross, Jr.
                                                 Its Managing Member

                                    WL ROSS & CO. LLC

                                           By:  /s/ Wilbur L. Ross, Jr.
                                                -----------------------
                                                 Wilbur L. Ross, Jr.
                                                 Its Managing Member

                                    /s/ Wilbur L. Ross, Jr.
                                    -----------------------
                                    Wilbur L. Ross, Jr.